Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrown.com

December 19, 2014

Via U.S. Mail and Email

Ms. Katherine Hsu

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volkswagen Auto Lease Trust 2011-A

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

Exchange Act Reports for Fiscal Year Ended December 31, 2013

File Nos. 333-160515-05 and 333-185282

On December 12, 2014, the staff of the Securities and Exchange Commission (the “Staff”) submitted to me, on behalf of Volkswagen Auto Lease Trust 2011-A (the “Issuing Entity”) and Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”), via telephone a comment (the “Comment”) with respect to the Forms 10-K filed by the Depositor for the fiscal year ended December 31, 2013.

The Depositor’s response to the Comment is set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

General

1.	We note the Depositor did not file a Form 10-K with respect to the Volkswagen Auto Lease Trust 2011-A transaction for the fiscal year ended December 31, 2013. Please explain why no Form 10-K was filed for that transaction for the referenced period. We also note that the last distribution report on Form 10-D for the transaction, filed on January 21, 2014, indicated a remaining balance of assets in the transaction. Please explain why no subsequent Form 10-Ds have been filed for the transaction.

Response

The Depositor did not file a Form 10-K for the Volkswagen Auto Lease Trust 2011-A transaction for the fiscal year ended December 31, 2013, and has not filed distribution reports on Form 10-D since January 21, 2014, because at the time such reports would have been required to have been filed, no asset-backed securities issued by the Issuing Entity were still outstanding and the Issuing Entity had been dissolved. As noted in the Monthly Distribution Report attached as Exhibit 99.1 to the Form 10-D filed with respect to the Issuing Entity’s securities on January 21, 2014 (the “Redemption Date”), the Depositor elected to exercise its option under the applicable transaction documents to purchase the assets of the Issuing Entity. In connection with that purchase, the Depositor deposited into an account of the Issuing Entity funds sufficient to redeem the outstanding balance of the Issuing Entity’s securities, the Issuing Entity’s securities were redeemed and repaid in full on the Redemption Date and all remaining funds of the Issuing Entity were distributed to the holder of the Issuing Entity’s equity certificate on the Redemption Date. The Depositor has filed a certification and notice of the suspension of duty to file reports with respect to the Issuing Entity’s securities under Sections 13 and 15(d) of the Exchange Act on Form 15.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776, or Stuart Litwin at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Kevin McDonald, Esq.